Norwest Bank Minnesota, NA
                                                      Norwest Center
                                                      Sixth and Marquette
                                                      Minneapolis, MN 55479-0001
                                                      612/667-1234



October 27, 1994

Daniel J. Kinsella
Chief Financial Officer
Grist Mill, Inc.
21340 Hayes Avenue
Lakeville, MN  55044

Dear Dan:

I am pleased to inform you Norwest Bank Minnesota, National Association (the "Bank") has approved for Grist Mill, Inc. (the "Company") a $4,000,000 conditional revolving credit facility on the following terms and conditions.

Amount:                     $4,000,000

Expiration                  October 31, 1995 with an annual review to extend the
                            facility for an additional year.

Option to Terminate:        The Bank will make a separate decision each time the
                            Company requests an advance and is not obligated to make an advance under the facility. The Bank may terminate the facility at any time at its own discretion. However, the Bank must give the Company
                            90 days written notice of its intent to terminate the facility in the event any advances are outstanding at the time the Bank exercises its option to terminate.

Interest Rate:              (A)  Bank's Base Rate less 1/2 percent p.a., or
                            (B)  3 month CD rate (adjusted for reserves and
                                 other regulatory fees, including FDIC
                                 insurance) plus 1.50 percent p.a., or
                            (C)  3 month LIBOR (Adjusted for reserves and
                                 other regulatory fees, including FDIC
                                 insurance) plus 1.50 percent p.a.

Repayment:                  Interest on the advances will be payable on the
                            first day of each month and payment will be made by debiting the Company's checking account # 1094483 on the day the payment is due.

Financial Covenants:        This facility is cross defaulted with the Note
                            Purchase Agreement dated October 15, 1989 between the Company and various insurance company lenders. A default under said agreement will be considered a default under the Bank's facility to the Company and will trigger repayment, on demand, of all balances outstanding.

Other Conditions:           The Company must maintain all its bank accounts with
                            the Bank. The company agrees to provide financial information to the Bank as follows:

                            (a) Within one hundred twenty (120) days following the end of its fiscal year, the Company will provide the Bank a copy of its annual audited report, with the unqualified opinion of an independent Certified Public Accountant satisfactory to the Bank.

                            (b) Within forty-five (45) days following each quarter end, the Company will provide the Bank a copy of its interim statement.

                            (c) The Company agrees to supply the Bank with any additional information it may, from time to time, reasonably request.

Dan, we are pleased to provide this extension of your facility with Norwest and look forward to a growing relationship with Grist Mill. Please sign and return this letter to my attention to signify your agreement with its terms and provide me with an updated certified resolution and incumbency certificate authorizing the acknowledging signature on this letter.

Sincerely,

s/Laura Schmaltz Oberst

Laura Schmaltz Oberst
Vice President

/djs



Accepted by         s/Daniel J. Kinsella this 31st day of October, 1994.
                    Daniel J. Kinsella
                    Authorized Signer
                    Grist Mill. Co.